Exhibit 99.1

Therapix Biosciences Announces Upgrade to OTCQB Venture Market

TEL AVIV, Israel, Dec. 8, 2020 /PRNewswire/ -- Therapix Biosciences Ltd. (“Therapix” or the “Company”) (OTCQB: TRPXY), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, today announced an upgrade to the OTCQB Venture Market (OTCQB) with its American Depositary Shares (the “ADSs”) to commence trading on the OTCQB today, Tuesday, December 8, 2020, under the symbol, “TRPXY.”

“We are excited about Therapix’s upgrade to the OTCQB Venture Market,” said Amitai Weiss, Chief Executive Officer of Therapix. “This milestone exhibits our continued commitment to our shareholders and we believe trading of our ADSs on the OTCQB will enhance liquidity of the ADSs, broaden our shareholder base and further increase our visibility to the greater investor community.”

The OTCQB, operated by OTC Markets Group Inc., is a premier market for entrepreneurial and development stage U.S. and international companies that are committed to providing investors high-quality trading and improved market visibility to enhance trading liquidity. To be eligible for trading on the OTCQB, companies must be current in their financial reporting with the Securities and Exchange Commission (the “SEC”) (if a U.S. reporting company), pass a minimum bid price test and other initial requirements, and, on an annual basis, undergo company verification and management certification process.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the benefits of trading on the OTCQB, including enhanced liquidity, broadening the Company’s shareholder base and increasing the Company’s visibility with the investor community. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the SEC on June 15, 2020, and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

About Therapix Biosciences (OTCQB: TRPXY)

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD): THX-110 for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; THX-160 for the treatment of pain; and THX-210 for the treatment of autism spectrum disorder and epilepsy. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

Media Contact

Oz Adler, CFO
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com